Exhibit 99.1

ABN 82 010 975 612 Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Appendix 3Y Change in Director’s Interest Notice

Melbourne, Australia, 20 November 2014. Progen Pharmaceuticals Ltd (“Progen” or “the Company") (ASX: PGL, OTC: PGLA) today announces that as a result of the approval of the options at the Annual General Meeting of Shareholders, Mr Jitto Arulampalam has been issued with 120,000 Progen Pharmaceuticals Ltd unlisted share options.

Please find attached Appendix 3Y – Change of Director’s Interest Notice

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entityPROGEN PHARMACEUTICALS LIMITED
ABN 82 010 975 612

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	INDRAJIT SOLOMON ARULAMPALAM
Date of last notice	19 May 2014

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Pakaya Group Pty Ltd
Date of change	19 November 2014
No. of securities held prior to change	(a) Ordinary Fully Paid Shares – 40,000 (b) Unlisted Options – NIL
Class	Unlisted Options
Number acquired	(c) Ordinary Fully Paid Shares – NIL (d) Unlisted Options – 120,000
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil issue price

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change

(a)   Ordinary Fully Paid Shares – 40,000

(b)   Unlisted Options – 120,000:

(i)   60,000 unlisted options exercisable at $1.20, vesting 1 December 2014, expiring 1 December 2018

(ii)  60,000 unlisted options exercisable at $1.30, vesting 1 June 2015, expiring 1 June 2018

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of options as approved by shareholders at the Company’s Annual General Meeting held on 7 November 2014

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	NO
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 3